

07004527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51365

SEC MAIL PROCESSING RECEIVED FEB 2 8 2007 WASH D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 · 01 · 06 (MM/DD/YY) AND ENDING 12 · 31 · 06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WENDRIVER CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5033 RIVERPARK WAY
(No. and Street)

PROVO (City) UTAH (State) 84604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BATES 801 · 232 · 2229 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTAYLA, McREYNOLDS & ASSOCIATES, CPA'S
(Name – *if individual, state last, first, middle name*)

5872 S. 900 E. # 250 (Address) SALT LAKE CITY (City) UTAH (State) 84121 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

3/16/07

OATH OR AFFIRMATION

I, Steven A. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windriver Capital LLC, as of 12.31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public



NICOLAS B WHITING
Notary Public
State of Utah
My Comm. Expires Jul 26, 2008
45 S State St Orem UT 84058

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDRIVER CAPITAL, L.L.C.

Financial Statements
(Independent Auditors' Report)

December 31, 2006

CRD # 46284

WINDRIVER CAPITAL, L.L.C.

Table of Contents

*Mantyla*MCREYNOLDS LLC
The CPA. Never Underestimate The Value.SM

Independent Auditors' Report

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of WindRiver Capital, L.L.C. as of December 31, 2006, and the related statements of changes in members' equity, operations, and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WindRiver Capital, L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds LLC

MANTYLA MCREYNOLDS, LLC
February 2, 2007
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

WINDRIVER CAPITAL, L.L.C.
Statement of Financial Condition
December 31, 2006

ASSETS

Assets		
Cash and cash equivalents	$	216,371
Property & Equipment, Net - Note B		2,480
Total Assets	**$**	**218,851**

LIABILITIES AND MEMBERS' DEFICIT

Equity		
Members' Equity	$	218,851
Total Members' Equity		**218,851**
Total Liabilities and Members' Equity	**$**	**218,851**

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

	Total Members Equity
Balance - December 31, 2005	$ 223,761
Net income for the year ended 12/31/06	26,590
Members draws	(31,500)
Balance - December 31, 2006	$ 218,851

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Operations
For the Year Ended December 31, 2006

Revenues:		
Consulting Income	$	46,000
Interest Income		6,009
Total Revenue		52,009
Expenses		
Floor brokerage, exchange, and clearance fees		5,543
Commission Fees		15,000
Other expenses		4,876
Total Expenses		25,419
Net Income from Operations		26,590
Net Income	$	26,590

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows From Operating Activities		
Net Income	$	26,590
Adjustments to reconcile net income to net cash from by operating activities:		
Depreciation and Amortization		3,108
Decrease in Other Assets		31,500
Net Cash From Operating Activities		61,198
Cash Flows From Financing Activities		
Members draws		(31,500)
Net Cash From Financing Activities		(31,500)
Net Increase in Cash		29,698
Beginning Cash Balance		186,673
Ending Cash Balance	$	216,371

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2006

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

WindRiver Capital, L.L.C. offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company was established under the laws of the State of Utah in October 1998. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

The company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principals (GAAP)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is comprised of cash on deposit in the bank.

Office Furniture and Fixtures

Office furniture and fixtures are stated at cost. Depreciation is provided by using the declining balance method over seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, in the Company's earnings. Members are taxed individually based on their ownership in the Company.

Concentration of Risk

The Company maintains cash balances at a financial institution located in the Salt Lake City area. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company had cash of $216,371, as of December 31, 2006 in this financial institution, which is in excess of the FDIC insured limits by $116,371.

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2006

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [continued]

The Company's revenue for the year ended December 31, 2006 consisted mainly of services performed for four clients. If any of these clients were to discontinue the use of the Company's services, the Company could be severely impacted.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Consulting income is recognized when the consulting services are provided.

NOTE B Office Furniture and Fixtures

The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book Value	Method/ Life
Furniture and Fixtures	$ 32,426	$ 29,946	$ 2,480	DDB/7 Years
Logo - Intangible	1,500	1,500	-	SL/5 Years
Total	$ 33,926	$ 31,446	$ 2,480	

Depreciation and amortization expense was $3,108 in 2006.

NOTE C Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2006, the Company had net capital of $216,371, which was $211,371 in excess of its required net capital of $5,000.

NOTE D Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of performing an audit on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair representation of the financial condition, changes in members' equity, and operations in conformity with U.S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

WindRiver Capital, LLC
Computation of Net Capital
December 31, 2006

Net Capital		
Total members' equity	$	218,851
Deduct members' equity not allowable for net capital		0
Total members' equity qualified for net capital		218,851
Add:		
Subordinated borrowings allowable in computation of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated borrowings		218,851
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		0
Exchange memberships		0
Furniture, equipment, and intangibles, net		(2,480)
Other Assets		0
Net capital before haircuts on securities positions		216,371
Haircuts on securities:		
Contractual securities commitments		0
Securities collateralizing secured demand notes		0
Trading and investment securities		0
Net capital	$	216,371
Net capital requirement (statutory)	$	5,000
Excess net capital	$	211,371

See Independent auditors' report

WINDRIVER CAPITAL, L.L.C.
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2006

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	218,851
Change in assets		(2,480)
Total assets per FOCUS report for the year Ended December 31, 2006	$	216,371

Total liabilities and members' equity per audited statements	$	218,851
Change in market value adjustments		0
Nonallowable assets		(2,480)
Total liabilities and stockholders' equity per report filed with the NASD for the year ended December 31, 2006	$	216,371

Reconciliation of Net Capital

Computation of net capital per audited statements	$	216,371
Audit disclosed difference in non-allowable assets		0
Audit disclosed difference in net income		0
Audit disclosed difference in market value adjustments		0
Audit disclosed difference in haircuts on securities		0
Net capital per report filed with NASD for the year ended December 31, 2006	$	216,371

See Independent auditors' report

*Mantyla*MCREYNOLDS LLC

The CPA. Never Underestimate The Value.℠

Independent Auditors' Report on Internal Control

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of WindRiver Capital, L.L.C.(the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

MANTYLA MCREYNOLDS, LLC
February 2, 2007
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

END